Notice of Cancellation

Addresser :

Neomedyx Medical Corp.

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada 89119

Chung, Sung Wok

Addressee :

Biokhan CO., Ltd.

85-3, Nonhyeon-dong, Gangnam-gu,

Seoul 135-010 Korea

Kim, Tae hoon

Notice is hereby given that the merger agreement between NeoMedyx Medical Corporation (“NMC”, formerly “Corpus Resources Corporation”) and Biokhan Co. Ltd (“BKC”) is cancelled on 30 Oct 2009 by the Board for the following reason.

[Pursuant to Agreement and Plan of Acquisition 22.2]

1.

Breach of contract (in terms of assets and profits “BKC” was expected to acquire)

[Pursuant to Agreement and Plan of Acquisition 12.7 12.8 12.10 12.11]

2.

Breach of Agreement and Plan of Acquisition 9

3.

Deteriorating financial situation of “BKC”

NeoMedyx Medical Corp.

/s/ Sung Wok Chung

By:

Sung Wok Chung,

President

Dated :  2009.10.30